Exhibit 99.1

Press Release, 4 November 2015

Interxion Reports Third Quarter 2015 Results

Consistent Execution Delivers Solid Financial and Operating Performance

AMSTERDAM 4 November 2015 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, announced its results today for the three months ended 30 September 2015.

Financial Highlights

•	Revenue increased by 13% to €98.0 million (3Q 2014: €86.4 million).

•	Adjusted EBITDA[1] increased by 17% to €43.7 million (3Q 2014: €37.3 million).

•	Adjusted EBITDA margin increased to 44.6% (3Q 2014: 43.1%).

•	Net profit increased to €10.4 million (3Q 2014: €9.0 million).

•	Adjusted net profit[1] increased to €8.7 million (3Q 2014: €8.0 million).

•	Earnings per diluted share were €0.15 (3Q 2014: €0.13).

•	Adjusted earnings per diluted share[1] were €0.12 (3Q 2014: €0.11).

•	Capital Expenditures, including intangible assets[2], were €35.3 million (3Q 2014: €57.0 million).

[1]	Adjusted EBITDA, Adjusted net profit, and Adjusted earnings per diluted share are non-IFRS figures intended to adjust for unusual items. Full definitions can be found in the “Use of non-IFRS information” section later in this press release. Reconciliations of Adjusted EBITDA and Adjusted net profit to Net profit can be found in the financial tables later in this press release.
[2]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 4 November 2015

Operating Highlights

•	Equipped Space increased by 1,900 square metres to 100,200 square metres.

•	Revenue Generating Space increased by 900 square metres to 78,000 square metres.

•	Utilisation Rate at the end of the quarter was 78%.

•	Expansion projects in Madrid and Marseille completed during the quarter.

•	Announced on 3 November, the build of new data centres in Amsterdam (AMS8), Copenhagen (CPH2), and Dublin (DUB3) and the further expansion in Frankfurt (FRA10).

“Interxion posted very solid results in the third quarter, reflecting the Company’s continued focus on financial discipline and operational execution,” said David Ruberg, Interxion’s Chief Executive Officer. “As the cloud roll out across Europe gains momentum, Interxion continues to deliver value to customers and strong returns for our shareholders through a differentiated service offering and the creation of complementary Communities of Interest, combined with disciplined capital allocation.”

Quarterly Review

Revenue in the third quarter of 2015 was €98.0 million, a 13% increase over the third quarter of 2014 and a 3% increase over the second quarter of 2015. Recurring revenue was €92.8 million, a 15% increase over the third quarter of 2014 and a 3% increase over the second quarter of 2015. Recurring revenue in the quarter was 95% of total revenue.

Cost of sales in the third quarter of 2015 was €38.5 million, an 8% increase over the third quarter of 2014 and a 2% increase over the second quarter of 2015.

Press Release, 4 November 2015

Gross profit was €59.5 million in the third quarter of 2015, a 17% increase over the third quarter of 2014 and a 3% increase over the second quarter of 2015. Gross profit margin was 60.7% in the third quarter of 2015 compared to 58.9% in the third quarter of 2014 and 60.5% in the second quarter of 2015.

Sales and marketing costs in the third quarter of 2015 were €6.9 million, a 17% increase over the third quarter of 2014 and a 4% decrease from the second quarter of 2015.

Other general and administrative costs were €8.8 million in the third quarter of 2015, a 15% increase over the third quarter of 2014 and a 3% increase from the second quarter of 2015. Other general and administrative costs exclude depreciation, amortisation, impairments, share-based payments, M&A transaction costs and the movement in the provision for onerous lease contracts.

Adjusted EBITDA for the third quarter of 2015 was €43.7 million, a 17% increase over the third quarter of 2014 and a 4% increase over the second quarter of 2015. Adjusted EBITDA margin was 44.6% in the third quarter of 2015 compared to 43.1% in the third quarter of 2014 and 44.0% in the second quarter of 2015.

Depreciation, amortisation, and impairments in the third quarter of 2015 was €20.3 million, an increase of 26% from the third quarter of 2014 and a 3% increase from the second quarter of 2015.

Operating profit in the third quarter of 2015 was €21.6 million, an increase of 9% from the third quarter of 2014, and a 43% decrease from the second quarter of 2015. Both the second and third quarter operating profit results were impacted by M&A transaction related items. Adjusting for these items, operating profit was €22.0 million in the third quarter of 2015, an increase of 11% over the third quarter of 2014 and an increase of 6% over the second quarter of 2015.

Net finance costs for the third quarter of 2015 were €6.4 million, an 8% decrease over the third quarter of 2014, and a 19% decrease from the second quarter of 2015. Reported as part of net finance costs in the quarter was a €2.3 million gain following the sale of a financial asset.

Press Release, 4 November 2015

Income tax expense for the third quarter of 2015 was €4.7 million, a 23% increase over the third quarter of 2014, and a 42% decrease from the second quarter of 2015.

Net profit was €10.4 million in the third quarter of 2015, a 16% increase over the third quarter of 2014, and a 52% decrease from the second quarter of 2015.

Adjusted net profit was €8.7 million in the third quarter of 2015, a 9% increase over the third quarter of 2014, and a 5% increase from the second quarter of 2015.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €43.0 million in the third quarter of 2015, compared to €33.6 million in the third quarter of 2014, and €54.1 million in the second quarter of 2015. Cash generated from operations in the second quarter of 2015 included the receipt of the £15 million (€20.9 million) payment related to the termination of the implementation agreement with TelecityGroup.

Capital expenditures, including intangible assets, were €35.3 million in the third quarter of 2015 compared to €57.0 million in the third quarter of 2014 and €47.8 million in the second quarter of 2015.

Cash and cash equivalents were €50.0 million at 30 September 2015, compared to €99.9 million at year end 2014. Total borrowings, net of deferred revolving facility financing fees, were €541.0 million at 30 September 2015 compared to €560.6 million at year end 2014. As of 30 September 2015, the company’s revolving credit facility was undrawn.

Equipped space at the end of the third quarter of 2015 was 100,200 square metres compared to 88,600 square metres at the end of the third quarter of 2014 and 98,300 square metres at the end of the second quarter of 2015. Utilisation rate, the ratio of revenue-generating space to equipped space, was 78% at the end of the third quarter of 2015, compared with 77% at the end of the third quarter of 2014 and 78% at the end of the second quarter of 2015.

Press Release, 4 November 2015

Business Outlook

Interxion today reaffirms guidance for its Revenue and Adjusted EBITDA, and Capital expenditures (including intangibles) for full year 2015:

Revenue	€375 million – €388 million
Adjusted EBITDA	€162 million – €172 million
Capital expenditures (including intangibles)	€180 million – €200 million

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (1:30 pm GMT, 2:30 pm CET) to discuss its third quarter 2015 results.

To participate in this call, U.S. callers may dial toll free 1-866-966-1396; callers outside the U.S. may dial direct +44 (0) 2071 928 000. The conference ID for this call is “INXN”. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 10 November 2015. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 53506531.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not

Press Release, 4 November 2015

limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this report.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/decrease in provision for onerous lease contracts, M&A transaction break fee income, and income from sub-leases of unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in the €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated interim income statement.

Adjusted net profit is defined as Net profit excluding the impact of refinancing charges, M&A transaction costs, M&A transaction break fee income, profit on sale of financial asset, increase / decrease in the provision for onerous lease contracts, interest capitalised, and the related corporate income tax effect with respect to the foregoing items.

Other companies may, however, present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit differently than we do. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit are not measures of

Press Release, 4 November 2015

financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, M&A transaction costs or increase/decrease in provision for onerous lease contracts, and income from sub-leases of unused data centre sites, which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 40 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 500 connectivity providers, 20 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 4 November 2015

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €’000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
Revenue	97,976	86,446	285,907	250,702
Cost of sales	(38,464)	(35,531)	(112,409)	(102,107)

Gross profit	59,512	50,915	173,498	148,595
Other income	142	57	21,202	167
Sales and marketing costs	(6,943)	(5,926)	(20,832)	(18,021)
General and administrative costs	(31,152)	(25,211)	(101,135)	(71,199)

Operating profit	21,559	19,835	72,733	59,542
Net finance expense	(6,407)	(6,986)	(20,938)	(19,875)

Profit before taxation	15,152	12,849	51,795	39,667
Income tax expense	(4,737)	(3,855)	(15,368)	(11,992)

Net profit	10,415	8,994	36,427	27,675

Basic earnings per share: (€)	0.15	0.13	0.52	0.40
Diluted earnings per share: (€)	0.15	0.13	0.52	0.40

Number of shares outstanding at the end of the period (shares in thousands)	69,638	69,161	69,638	69,161
Weighted average number of shares for Basic EPS (shares in thousands)	69,619	69,118	69,526	68,985
Weighted average number of shares for Diluted EPS (shares in thousands)	70,612	70,039	70,561	69,921

	As at
	30 Sep 2015	30 Sep 2014
Capacity metrics
Equipped space (in square meters)	100,200	88,600
Revenue generating space (in square meters)	78,000	68,500
Utilisation rate	78%	77%

Press Release, 4 November 2015

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
Consolidated

Recurring revenue	92,753	80,863	270,101	235,466
Non-recurring revenue	5,223	5,583	15,806	15,236

Revenue	97,976	86,446	285,907	250,702

Adjusted EBITDA	43,732	37,275	126,366	107,686

Gross profit margin	60.7%	58.9%	60.7%	59.3%

Adjusted EBITDA margin	44.6%	43.1%	44.2%	43.0%

Total assets	1,208,485	1,134,861	1,208,485	1,134,861
Total liabilities	719,963	708,601	719,963	708,601
Capital expenditure, including intangible assets (a)	(35,270)	(57,041)	(150,675)	(168,456)

France, Germany, the Netherlands, and the UK

Recurring revenue	59,461	50,950	171,765	147,929
Non-recurring revenue	3,758	3,901	10,380	9,904

Revenue	63,219	54,851	182,145	157,833

Adjusted EBITDA	34,907	29,226	99,525	84,408

Gross profit margin	62.3%	60.5%	62.3%	61.1%

Adjusted EBITDA margin	55.2%	53.3%	54.6%	53.5%

Total assets	852,020	760,212	852,020	760,212
Total liabilities	175,537	165,599	175,537	165,599
Capital expenditure, including intangible assets (a)	(26,624)	(37,322)	(96,935)	(116,495)

Rest of Europe

Recurring revenue	33,292	29,913	98,336	87,537
Non-recurring revenue	1,465	1,682	5,426	5,332

Revenue	34,757	31,595	103,762	92,869

Adjusted EBITDA	19,784	16,767	58,104	49,198

Gross profit margin	64.3%	61.5%	64.2%	62.0%

Adjusted EBITDA margin	56.9%	53.1%	56.0%	53.0%

Total assets	308,934	263,009	308,934	263,009
Total liabilities	57,150	53,817	57,150	53,817
Capital expenditure, including intangible assets (a)	(6,022)	(17,696)	(49,436)	(47,648)

Corporate and other
Adjusted EBITDA	(10,959)	(8,718)	(31,263)	(25,920)

Total assets	47,531	111,640	47,531	111,640
Total liabilities	487,276	489,185	487,276	489,185
Capital expenditure, including intangible assets (a)	(2,624)	(2,023)	(4,304)	(4,313)

(a)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 4 November 2015

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED EBITDA RECONCILIATION

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
Reconciliation to Adjusted EBITDA

Consolidated

Net profit	10,415	8,994	36,427	27,675
Income tax expense	4,737	3,855	15,368	11,992

Profit before taxation	15,152	12,849	51,795	39,667
Net finance expense	6,407	6,986	20,938	19,875

Operating profit	21,559	19,835	72,733	59,542
Depreciation, amortisation and impairments	20,251	16,025	58,043	44,870

EBITDA	41,810	35,860	130,776	104,412
Share-based payments	1,664	1,472	5,694	4,246
Increase/(decrease) in provision for onerous lease contracts	(84)	—	(184)	(805)
M&A transaction break fee income (a)	—	—	(20,923)	—
M&A transaction costs (b)	484	—	11,282	—
Income from sub-leases on unused data centre sites	(142)	(57)	(279)	(167)

Adjusted EBITDA	43,732	37,275	126,366	107,686

France, Germany, the Netherlands, and the UK

Operating profit	21,714	18,420	61,516	55,452
Depreciation, amortisation and impairments	13,066	10,528	37,327	28,968

EBITDA	34,780	28,948	98,843	84,420
Share-based payments	353	335	1,145	960
Increase/(decrease) in provision for onerous lease contracts	(84)	—	(184)	(805)
Income from sub-leases on unused data centre sites	(142)	(57)	(279)	(167)

Adjusted EBITDA	34,907	29,226	99,525	84,408

Rest of Europe

Operating profit	13,464	11,857	40,017	35,158
Depreciation, amortisation and impairments	6,113	4,610	17,475	13,386

EBITDA	19,577	16,467	57,492	48,544
Share-based payments	207	300	612	654

Adjusted EBITDA	19,784	16,767	58,104	49,198

Corporate and Other

Operating profit/(loss)	(13,619)	(10,442)	(28,800)	(31,068)
Depreciation, amortisation and impairments	1,072	887	3,241	2,516

EBITDA	(12,547)	(9,555)	(25,559)	(28,552)
Share-based payments	1,104	837	3,937	2,632
M&A transaction break fee income (a)	—	—	(20,923)	—
M&A transaction costs (b)	484	—	11,282	—

Adjusted EBITDA	(10,959)	(8,718)	(31,263)	(25,920)

(a)	On 9 March 2015 the Company signed the definitive agreement on an all-share merger (the “Implementation Agreement”) with TelecityGroup plc (“TelecityGroup”) on the terms as announced on 11 February 2015. Following termination of the Implementation Agreement on 29 May 2015, the Company received a cash break-up fee of £15 million from TelecityGroup which is reported as “Other income”.
(b)	M&A transaction costs represent expenses associated with the Implementation Agreement and its subsequent termination on 29 May 2015.

Press Release, 4 November 2015

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €’000 – except where stated otherwise

(unaudited)

	As at
	30 Sep 2015	31 Dec 2014
Non-current assets

Property, plant and equipment	974,895	895,184
Intangible assets	22,237	18,996
Deferred tax assets	23,629	30,064
Financial assets	—	774
Other non-current assets	6,255	5,750

	1,027,016	950,768
Current assets

Trade receivables and other current assets	131,439	120,762
Short term investments	—	1,650
Cash and cash equivalents	50,030	99,923

	181,469	222,335

Total assets	1,208,485	1,173,103

Shareholders’ equity

Share capital	6,957	6,932
Share premium	502,621	495,109
Foreign currency translation reserve	18,819	10,440
Hedging reserve, net of tax	(213)	(247)
Accumulated deficit	(39,662)	(76,089)

	488,522	436,145
Non-current liabilities

Trade payables and other liabilities	12,858	12,211
Deferred tax liabilities	9,897	7,029
Provision for onerous lease contracts	—	1,491
Borrowings	539,482	540,530

	562,237	561,261
Current liabilities

Trade payables and other liabilities	148,485	146,502
Income tax liabilities	4,516	4,690
Provision for onerous lease contracts	2,379	3,443
Borrowings	2,346	21,062

	157,726	175,697

Total liabilities	719,963	736,958

Total liabilities and shareholders’ equity	1,208,485	1,173,103

Press Release, 4 November 2015

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 — except where stated otherwise)

(unaudited)

	As at
	30 Sep 2015	31 Dec 2014
Borrowings net of cash and cash equivalents

Cash and cash equivalents (a)	50,030	99,923

6.00% Senior Secured Notes due 2020 (b)	475,539	475,643
Mortgages	30,187	31,487
Financial leases	34,497	52,857
Other borrowings	1,605	1,605

Borrowings excluding Revolving Facility deferred financing costs	541,828	561,592

Revolving Facility deferred financing costs (c)	(779)	(995)

Total borrowings	541,049	560,597

Borrowings net of cash and cash equivalents
	491,019	460,674

(a)	Cash and cash equivalents include €4.3 million as of 30 September 2015 and €7.1 million as of 31 December 2014, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(b)	€475 million 6.00% Senior Secured Notes due 2020 include a premium on the additional issuance and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(c)	Deferred financing costs of €0.8 million as of 30 September 2015 were incurred in connection with the €100 million revolving facility.

Press Release, 4 November 2015

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep	30 Sep	30 Sep	30 Sep
	2015	2014	2015	2014
Net profit	10,415	8,994	36,427	27,675
Depreciation, amortisation and impairments	20,251	16,025	58,043	44,870
Provision for onerous lease contracts	(879)	(859)	(2,653)	(3,313)
Share-based paymens	1,664	1,472	5,694	4,246
Net finance expense	6,407	6,986	20,938	19,875
Income tax expense	4,737	3,855	15,368	11,992

	42,595	36,473	133,817	105,345
Movements in trade receivables and other current assets	(216)	(7,848)	(9,581)	(19,077)
Movements in trade payables and other liabilities	584	5,012	7,067	8,607

Cash generated from operations	42,963	33,637	131,303	94,875
Interest and fees paid (a)	(14,107)	(11,711)	(29,129)	(23,772)
Interest received	37	114	117	238
Income tax paid	(4,107)	(1,950)	(9,167)	(4,151)

Net cash flows from / (used in) operating activities	24,786	20,090	93,124	67,190

Cash flows from investing activities
Purchase of property, plant and equipment	(33,399)	(56,251)	(145,628)	(166,276)
Purchase of intangible assets	(1,871)	(790)	(5,047)	(2,180)
Proceeds from sale of financial asset	3,063	—	3,063	—
Redemption of short-term investments	—	—	1,650	—

Net cash flows from / (used in) investing activities	(32,207)	(57,041)	(145,962)	(168,456)

Cash flows from financing activities

Proceeds from exercised options	12	1,444	2,420	2,846
Proceeds from mortgages	—	—	—	9,185
Repayment of mortgages	(320)	(320)	(1,360)	(1,054)
Proceeds revolving facility	—	—	—	30,000
Repayments revolving facility	—	—	—	(30,000)
Proceeds 6.00% Senior Secured Notes due 2020	—	(504)	—	157,878
Interest received at issue of Additional Notes	—	—	—	2,600
Interest paid related to interest received at issue of Additional Notes	—	(2,600)	—	(2,600)
Transaction costs related to Senior Secured Facility	—	(275)	—	(646)
Repayment of other borrowings	(31)	8	(31)	(15)

Net cash flows from / (used in) financing activities	(339)	(2,247)	1,029	168,194
Effect of exchange rate changes on cash	692	73	1,916	137

Net increase / (decrease) in cash and cash equivalents	(7,068)	(39,125)	(49,893)	67,065
Cash and cash equivalents, beginning of period	57,098	151,880	99,923	45,690

Cash and cash equivalents, end of period	50,030	112,755	50,030	112,755

(a)	Interest paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 4 November 2015

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED NET PROFIT RECONCILIATION

(in € millions — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30 Sep	30 Sep	30 Sep	30 Sep
	2015	2014	2015	2014
	(€ in millions - except per share data)
Net profit - as reported	10.4	9.0	36.4	27.7
Add back
+ Refinancing charges	—	—	—	0.6
+ M&A transaction costs	0.5	—	11.3	—

	0.5	—	11.3	0.6
Reverse
- M&A transaction break fee income	—	—	(20.9)	—
- Profit on sale of financial asset	(2.3)	—	(2.3)	—
- Increase / (decrease) in provision for onerous lease contracts	(0.1)	—	(0.2)	(0.8)
- Interest capitalised	(0.4)	(1.3)	(2.0)	(3.0)

	(2.8)	(1.3)	(25.4)	(3.8)
Tax effect of above add backs & reversals	0.6	0.3	3.5	0.8

Adjusted net profit	8.7	8.0	25.8	25.4

Reported basic EPS: (€)	0.15	0.13	0.52	0.40
Reported diluted EPS: (€)	0.15	0.13	0.52	0.40
Adjusted basic EPS: (€)	0.12	0.12	0.37	0.37
Adjusted diluted EPS: (€)	0.12	0.11	0.37	0.36

Press Release, 4 November 2015

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 4 November 2015

with Target Open Dates after 1 January 2015

Market	Project	CAPEX (a) (b) (€million)	Equipped Space (a) (sqm)	Target Opening Dates
Amsterdam	AMS 7: Phases 1 - 6 New Build	115	7,600	fully opened
Amsterdam	AMS 8: Phases 1 - 2 New Build	50	2,600	4Q 2016
Copenhagen	CPH2: Phase 1 New Build	4	500	3Q 2016
Dublin	DUB3: Phases 1 - 2 New Build	28	1,200	4Q 2016
Dusseldorf	DUS 1: Phase 3 Expansion	3	400	fully opened
Dusseldorf	DUS 2: Phase 1 New Build	13	600	1Q 2016
Frankfurt	FRA 10: Phases 1 - 4 New Build	92	4,800	1Q 2016 - 4Q 2016 (c)
Madrid	MAD 2: Phase 2 Expansion	4	800	fully opened
Marseille	MRS 1: Phases 1 - 2	20	1,400	fully opened (d)
Stockholm	STO 4: New Build	15	1,100	fully opened
Vienna	VIE 2: New Build	42	2,800	4Q 2014 - 4Q 2015 (e)
Total		€386	23,800

(a)	CAPEX and Equipped space are approximate and may change. Figures are rounded to nearest 100 sqm unless otherwise noted.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
(c)	Phases 1 and 2 (1,200 square metres each) are scheduled to become operational in 1Q 2016 and 2Q 2016, respectively; phases 3 & 4 (1,200 square metres each) are scheduled to become operational in 4Q 2016.
(d)	Phase 1 (600 square metres) became operational in 4Q 2014. Phase 2 (800 square metres) became available in 3Q 2015.
(e)	In 4Q 2014, 1,300 square metres became operational; in 1Q 2015, 600 square metres became operational; in 2Q 2015, 600 square metres became operational. In 4Q 2015, 300 square metres are scheduled to become operational.